                      SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549





                                 FORM 11-K
                                ANNUAL REPORT




                        Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934





(Mark One):

[X]  ANNUAL  REPORT  PURSUANT  TO  SECTION  15  (d)  OF  THE
SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).
For the fiscal year ended December 31, 1993

                                    OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15  (d)  OF  THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).
For the transition period from        to
                              --------  -------

                        Commission file number - 0-9786
                                                 ------

       A. Full title of the plan and address of the plan, if
              different from that of the issuer named below:

                UNITED  TELEVISION,  INC.  EMPLOYEES'  STOCK
PURCHASE PLAN

       B. Name of the issuer of the securities held pursuant to
               the plan and the address of its principal executive
              office:

                             UNITED TELEVISION, INC.
                       8501 Wilshire Boulevard, Suite 340
                             Beverly Hills, CA 90211







                             UNITED TELEVISION, INC.
                         EMPLOYEES' STOCK PURCHASE PLAN

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

FINANCIAL STATEMENTS:

      Report of Independent Accountants

      Statements of Net Assets Available for Plan Benefits -
- - - -
      As of December 31, 1993 and 1992

      Statements of Changes in Net Assets Available for Plan
Benefits --
      For the Years Ended December 31, 1993 and 1992

      Notes to Financial Statements

SUPPLEMENTARY SCHEDULES:

      Assets Held for Investment -- As of December 31, 1993

      Reportable Transactions -- For the Year Ended December
31, 1993

       All other schedules are omitted as not applicable or not
       required, or the required information is included in the
      accompanying financial statements.

EXHIBIT:

      Consent of Independent Accountants


                                    SIGNATURES
                                    ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
                               UNITED TELEVISION, INC.
                           EMPLOYEES' STOCK PURCHASE PLAN



                               By  /s/ Garth S. Lindsey
                                   --------------------

                                  Garth S. Lindsey
                                  Executive Vice President
                                     and   Chief   Financial
Officer
                                  United Television, Inc.

Date: June 27, 1994
     --------------

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------



To the Administrative Committee
of the United Television, Inc.
Employees' Stock Purchase Plan


In our opinion, the accompanying statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits present fairly, in all material respects, the financial position of the United Television Inc. Employees' Stock Purchase Plan (the Plan), at December 31, 1993 and 1992, and the changes in its financial position for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE
Century City, California
June 20, 1994












PAGE>

                      UNITED TELEVISION, INC.
                  EMPLOYEES' STOCK PURCHASE PLAN

                      STATEMENTS OF NET ASSETS
                    AVAILABLE FOR PLAN BENEFITS
                    ---------------------------


December 31,
                                                ------------
- - - ---------
                                                        1993
1992
                                                    --------
- - - ---------


                            ASSETS
                            ------

United Televisions, Inc. common stock
(cost  $6,607,217  and  $6,104,760)               $9,287,825
$5,869,692

Cash  and  cash  equivalents                         200,315
96,997
                                              ----------   -
- - - ---------

        Total  assets                              9,488,140
5,966,689
                                              ----------   -
- - - ---------

                           LIABILITIES
                           -----------

Payable to Plan members for excess
    contributions                                    413,669
123,319
                                              ----------   -
- - - ---------

Net  assets  available for Plan  Benefits         $9,074,471
$5,843,370
                                                  ==========
==========





The accompanying notes are an integral part of these financial statements.



                      UNITED TELEVISION, INC.
                  EMPLOYEES' STOCK PURCHASE PLAN


                  STATEMENTS OF CHANGES IN NET ASSETS
                      AVAILABLE FOR PLAN BENEFITS
                      ---------------------------

                                               Year    Ended
December 31,
                                      ----------------------
- - - --------
                                                        1993
1992
                                      -----------       ----
- - - --------

Sources of assets:

Contributions -
    Members                             $  807,534         $
703,386
         Employer                                    807,534
703,386
Appreciation in market
      value    of    investments                   3,135,591
733,734
Interest       income                                  4,452
1,811
                                      ----------        ----
- - - ------

      Total    sources   of   assets              $4,755,111
$2,142,317

Application of assets:

Distributions to members for
   terminations, withdrawals
      and    excess    contributions               1,524,010
1,155,075
                                      ----------        ----
- - - ------

      Total    application   of   assets           1,524,010
1,155,075
                                      ----------        ----
- - - ------

Net increase in net assets
      available   for   Plan   benefits            3,231,101
987,242

Net assets available for Plan benefits:

      Beginning    of    year                      5,843,370
4,856,128
                                      ----------        ----
- - - ------
      End    of    year                           $9,074,471
$5,843,370
                                                  ==========
==========


The accompanying notes are an integral part of these financial statements.


                      UNITED TELEVISION, INC.
                  EMPLOYEES' STOCK PURCHASE PLAN

                   NOTES TO FINANCIAL STATEMENTS
                   -----------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:
- - - --------------------------------

The  United Television, Inc. Employees' Stock Purchase  Plan
(the   Plan),   is  a  contributory  stock   purchase   plan
established to allow employees to invest in common stock of United Television, Inc. (UTV).

All employees of UTV and its subsidiaries who are compensated on a salaried or commission basis are eligible for membership in the Plan, except as may be otherwise provided in an applicable collective bargaining agreement. An eligible person may become a member by filing a written election. Members of the Plan are required to contribute each payroll period, at their election, 2%, 4% or 6% of their compensation, as defined, toward the purchase of UTV common stock. UTV is required to contribute monthly 25% of the members' aggregate contributions and may contribute an additional discretionary amount, provided UTV's aggregate contribution is not greater than 100% of the members' aggregate contributions for the year. UTV's contributions may be in cash and/or UTV stock. UTV matched 100% of members' aggregate contributions for the years ended December 31, 1993 and 1992. At December 31, 1993, 317 employees were participating in the Plan.

The Plan provides for administration by an Administrative Committee comprised of a minimum of three individuals appointed by the UTV Board of Directors. Plan assets are held in trust by CoreStates Bank, N.A. as Trustee (the
Trustee) under the overall direction of the Administrative Committee. Cash contributions by both members and UTV are invested in UTV common stock. The assets of the Plan are allocated among accounts established for each member. Income is allocated proportionately among the members' accounts based upon their respective account balances.

The shares credited to the account of each member for UTV contributions are determined generally on the basis of the member's proportionate share of total member contributions. Shares may be distributed upon retirement, death or permanent disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan. See Note 4.

Forfeitures of varying portions of the stock attributable to UTV's contributions arise from termination of employment or withdrawal from the Plan prior to completion of five years of membership in the Plan. Prior to January 1, 1992, forfeitures by members who left the Plan were generally reallocated to the accounts of the remaining members in the Plan at the expiration of five consecutive one-year periods of severance from the date termination occurred. Effective January 1, 1992, the Plan was amended to provide that forfeitures by members who leave the Plan are generally reallocated to the accounts of the remaining members in the Plan on the last day of the Plan year in which expiration of a one-year period of severance from the date of termination occurs.



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- - - ---------------------------------------------------

Basis of accounting
- - - -------------------

The financial statements of the Plan have been prepared utilizing the accrual basis of accounting, primarily from data submitted to the Plan Administrator by the Trustee.

Trust fund management
- - - ---------------------

Under the terms of a trust agreement between CoreStates Bank, N.A. and UTV, the Trustee manages a trust fund on behalf of the Plan. The investments, and changes therein, of this trust fund have been reported to the Plan
Administrator by the Trustee as having been determined through the use of market values for all assets of the trust fund. Security transactions are recorded on a trade-date basis. The cost of shares distributed is based on average cost.

Costs and expenses
- - - ------------------

The members' accounts are charged with expenses incurred by the Trustee in connection with the purchase of stock, including brokerage fees and transfer taxes. The Plan provides that other expenses of administration may also be charged to members' accounts, but such expenses have been paid by UTV for each year presented.

Federal taxes applicable to the Plan
- - - ------------------------------------

All income other than unrelated business income or debt financed income realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service has determined, most recently by letter dated October 5, 1993 that the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and the related trust income is exempt from taxation under
Section 501(a) of the Code. Therefore, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

Employees who participate in the Plan are not entitled to a deduction for their contributions to the Plan, but are not subject to federal income tax on amounts contributed to the Plan for their benefit by their employer, or on the earnings and appreciation, if any, on employer and employee contributions, until such time as the amounts are distributed. In general, an employee is subject to tax on the excess of the amounts distributed to him over the amounts he has contributed to the Plan.











NOTE   3   -   UNREALIZED  (DEPRECIATION)  APPRECIATION   OF
INVESTMENTS:
- - - ------------------------------------------------------------
- - - --

The Plan carries its investment in UTV securities at market value. Unrealized (depreciation) appreciation represents the (deficit) excess of such market value (under) over the aggregate cost of the investments and is summarized as follows:

                                               Year    Ended
December 31,
                                      ----------------------
- - - --------
                                                        1993
1992
                                      ------------      ----
- - - --------

Net unrealized depreciation
  at beginning of year                  $ (235,068)       ($
563,364)

Change in market value of investments
    during    the   year                           3,135,591
733,734

Realized depreciation on investments
    distributed   to   members                     (219,915)
(405,438)
                                      -----------       ----
- - - --------

Net unrealized appreciation
   (depreciation)   at   end  of   year           $2,680,608
($235,068)
                                                 ===========
===========

The unrealized appreciation of the Plan's December 31, 1993 investments was $3,799,623 on June 20, 1994.

NOTE 4 - DISTRIBUTIONS TO MEMBERS:
- - - ---------------------------------

Distributions under the Plan are made to members, or their designated beneficiaries, in the event of termination of employment by retirement after reaching age 65, permanent disability or death, upon withdrawal from the Plan after receipt of written consent from the member, and for the purpose of complying with the anti-discrimination provisions of the Code, in whole shares of stock, with fractional shares of stock payable in cash. Included in net assets available for benefits is $84,866 and $99,997 at December 31, 1993 and 1992, respectively, related to future amounts payable to Plan members for terminations and withdrawals.

A member (or the beneficiary in the case of death) will be entitled to a distribution of 100 percent of his account upon termination of employment by normal retirement, permanent disability or death. A member who otherwise terminates and has been a member of the Plan for five or more years will receive 100 percent of his account. A member who otherwise terminates, having less than five years of membership in the Plan, will receive 100 percent of that part of the member's account attributable to the member's contributions and a percentage of the shares attributable to UTV's contributions, as summarized below.






Percentage

Attributable to the
              Years  of  Membership                Company's
Contributions
             -------------------               -------------
- - - ----------
             Less than 2                                 20
             2 but less than 3                           40
             3 but less than 4                           60
             4 but less than 5                           80

The timing and method of allocating forfeitures to the remaining members was amended effective January 1, 1992 (the Amendment). Under the Amendment, terminated employees forfeit the unvested portion of their accounts upon the later of 1) distribution of the vested portion, or 2) one year from termination date (or if no shares are distributed, the expiration of five consecutive one-year periods of severance). As a result of the Amendment, an accumulation of five years of forfeited balances was reallocated to current members' accounts in 1992. Forfeitures occurring after January 1, 1992 are allocated among the remaining members' accounts in the proportion that each members' yearly contributions to the Plan bears to the total yearly contribution for all members. If a terminated individual is reemployed by the Plan sponsor within five years of termination, the forfeited shares will be restored either through additional UTV contributions or the reallocation of newly forfeited shares.

UTV has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, each member affected will be entitled to a distribution calculated in the same manner as a distribution for a normal retirement. In such an event, no member will be deprived of any amount credited to the members' account, and there will be no reversion of any part of the fund to UTV.

The   following   dollar  amounts  for   distributions   are
calculated using the market values per share on the transfer date:


                                         Year Ended December
31,
                                      ----------------------
- - - ------
                                                        1993
1992
                                      ----------        ----
- - - ------
Balances in members' accounts prior
     to     distribution                          $1,565,379
$1,213,610

Less    nonvested   amounts   not   distributed     (41,369)
(58,535)
                                      ----------        ----
- - - ------
Distribution to members for terminations,
    withdrawals   and   excess   contributions     1,524,010
$1,155,075
                                                  ==========
==========








NOTE 5 - PARTY IN INTEREST TRANSACTIONS:
- - - ---------------------------------------

The Trustee is a party in interest as defined by the Employee Retirement Income Security Act of 1974 (ERISA). The Trustee, from time to time, invests Plan assets in its collective investment funds. Such transactions are exempt under section 408(b)(8) of ERISA.

SCHEDULE I
                                                          --
- - - --------


                      UNITED TELEVISION, INC.
                  EMPLOYEES' STOCK PURCHASE PLAN

                    ASSETS HELD FOR INVESTMENT

                          DECEMBER 31, 1993
                          -----------------

                                                      Number
Market
Description    of    Asset        of    Shares          Cost
Value
- - - --------------------      ---------    ----------    -------
- - - ---

United Television, Inc.
    common    stock               223,803         $6,607,217
$9,287,825




SCHEDULE V
                                                          --
- - - --------

                      UNITED TELEVISION, INC.
                  EMPLOYEES' STOCK PURCHASE PLAN

                      REPORTABLE TRANSACTIONS
                  (In excess of 5% of trust assets
                    at the beginning of the year)

                    YEAR ENDED DECEMBER 31, 1993


                             Description                     Purchases
Sales
                               ----------------------   --------------
- - - ----------------
Name  of  Party      of Assets   Transactions    Cost     Transactions
Proceeds   Loss
- - - -------------      ----------   ------------  --------    ------------
- - - --------   ----

United Television,
Inc.                Common   Stock        17      $1,515,145         -
- - - -         -

CoreStates
Liquidity   Fund*    Investment  fund     18      $1,592,952        26
$1,593,210     -


*  Party in interest

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35353) of the United Television, Inc. Employees' Stock Purchase Plan of our report dated June 20, 1994 appearing on page 3 of this Annual Report on Form 11-K.





PRICE WATERHOUSE


Century City, California
June 24, 1994








11ka